370 WABASHA STREET NORTH ST. PAUL, MN 55102-1390

June 13, 2016

Ms. Melissa N. Rocha
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:                        Ecolab Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 26, 2016
File No. 1-9328

Dear Ms. Rocha:

This letter is written in response to the Staff’s comment letter dated May 27, 2016 on the Form 10-K of Ecolab Inc. (“the company”, “we” or “our”) for the year ended December 31, 2015. For ease of reference, the numbered responses correspond to the paragraphs as numbered within the comment letter. We have also included the Staff’s comment along with our response to assist in the review process.

Form 10-K for the period ended December 31, 2015

Item 7: Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 32

1.            We note your discussion and analysis of the changes in your income tax on page 37. Based on your effective tax rate reconciliation within Note 12, it appears there are other material factors impacting your income tax benefit/(expense) that should be included in MD&A so that readers can fully understand the variances and assess the continuing impact. For example, it appears that the differences on rates of foreign operations changed from a 6.1% decrease to your effective tax rate in 2014 to an 8.1% decrease to the effective tax rate in 2015 while the proportion of income before income taxes for your international operations remained at approximately 44% of total income before operations for both years. To the extent material factors in your foreign operations including changes in your jurisdictional mix of income may be impacting your effective tax rate, please explain the changes and factors including whether you may expect these changes to continue. Please refer to Item 303(a)(3) of Regulation S-K and Sections 501.12.b.3 and 501.12.b.4. of the Financial Reporting Codification for guidance.

Response

We respectfully acknowledge the Staff’s comment to disclose material factors impacting our income tax expense, in reference to both Regulation S-K and the Financial Reporting Codification.

Specific to the Staff’s question on the impact of foreign operations of 2.0 percentage points on our effective tax rate from 2014 to 2015, while the proportion of international income before income taxes did not change materially, the underlying geographic mix changes, as a result of special charges and global tax planning projects previously discussed on pages 37 and 38 of our 2015 Form 10-K, impacted our year-over-year effective tax rate.

To help readers of our financial statements understand material changes to our reported tax rate, commentary provided within the MD&A focuses on the impact of special gains and charges, discrete tax events and other material period-to-period changes, including the impact of global tax planning strategies and geographic income mix.

To the extent material, we will continue to provide MD&A commentary on the fluctuations impacting our effective tax rate, with enhancements related to our expectations of material trends.

Venezuela, page 36

2.            We note that your fourth quarter impairment charge included $85 million of intercompany receivables. Please confirm that you have written off all your Venezuelan intercompany receivables. If not, please quantify the amounts remaining on your balance sheet and provide us with your basis for such accounting.

Response

We confirm that all intercompany receivables with Venezuela have been written off.

3.            If material, please disclose the nature (e.g., manufacturing, import activities) and size of any continued operations with your Venezuelan operations as well as any reasonably likely material effects of the Venezuelan economic situation on your results of operations and liquidity.

Response

Subsequent to the deconsolidation of our Venezuelan subsidiaries in the fourth quarter of 2015, our liquidity and results of operations exposure resulting from changes in the Venezuela economic situation are insignificant.

As noted on page 47 of our 2015 Form 10-K, beginning in 2016, we have excluded the operating results of our Venezuelan subsidiaries from our consolidated financial statements, with revenue recorded related to the sale of inventory to our Venezuelan subsidiaries to the extent that cash is received for those sales. Such activity during the first quarter of 2016 represented less than 0.5% of consolidated Ecolab net sales, and because of the immaterial value, was not disclosed.  We will continue to monitor activity with our former consolidated Venezuelan subsidiaries, and to the extent material to future filings, provide appropriate disclosure and commentary.

Segment Performance, page 39

4.            Please expand your disclosures to quantify how much of the increase or decrease in revenue at the reportable segment level are due to volume of product or services provided, and/or average price. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

Response

We respectfully acknowledge the Staff’s comment to quantify revenue drivers at the segment level in reference to both Regulation S-K and the Financial Reporting Codification.

In future filings, beginning with our 2016 quarterly report on Form 10-Q for the quarter ended June 30, 2016, we will include tabular presentation of revenue changes at the reportable segment level, similar to our current presentation at a consolidated revenue level. Using the 2015 and 2014 inputs of our Global Institutional reportable segment on page 40 of our 2015 Form 10-K as an example, the Net Sales tabular presentation will be reflected as follows:

Net Sales	2015	2014
Sales at fixed currency (millions)	$4,393.2	$4,157.9

Volume	4%
Price changes	1%
Acquisition adjusted fixed currency sales change	5%
Acquisitions and divestitures	1%
Fixed currency sales change	6%
Foreign currency translation	(6)%
Public currency sales change	0%

5.            Please quantify the impact of factors disclosed as materially impacting operating income for each period presented at the segment level. Examples of some of the factors disclosed without quantification include:

•                 In your Global Industrial segment “Fixed currency operating income growth in 2015 and the corresponding margin increase benefited from delivered product cost savings, synergies and pricing gains, which more than offset investments in the business.”

•                 In your Global Institutional segment “Fixed currency operating income in 2015 and the corresponding margin increase benefited from pricing gains, sales volume increases and delivered product cost savings, which more than offset investments in the business.”

•                 In your Global Energy segment “Fixed currency operating income reductions in 2015 and corresponding operating margin slippage were driven by sales volume declines and lower pricing, which more than offset delivered product costs savings and synergies.”

Please refer to Item 303(A)(3)(iii) of Regulation S-K and Sections 501.12.b.3. and 501.12.b.4. of the Financial Reporting Codification for guidance.

Response

We respectfully acknowledge the Staff’s comment to quantify operating income drivers at the segment level in reference to both Regulation S-K and the Financial Reporting Codification. As noted in the introductory text to the MD&A on page 26 of our 2015 Form 10-K, our historic practice has been to provide qualitative factors at the segment level generally ordered based on estimated significance. Such practice has been designed to describe a series of factors contributing to the underlying change.

To promote further understanding, in future filings, beginning with our 2016 quarterly report on Form 10-Q for the quarter ended June 30, 2016, to the extent practicable and useful to understand the qualitative discussion, we will include additional quantitative analysis on the material underlying factors. Using the Global Institutional segment text from the Staff’s comment directly above, an example of future segment level operating income discussion will read as follows:

“Fixed currency operating income growth in 2015 and the corresponding margin increase of 1.2 percentage points benefited from the combination of pricing gains, product mix changes and sales volume increases, which collectively had a positive impact on operating income margins of approximately 1.9 percentage points. Additionally, delivered product costs savings benefits were offset by other investments in the business.”

Special (Gains) and Charges, page 64

6.            We note from your disclosure that you recorded a net charge of $56.3 million primarily made up of litigation related charges and the recognition of a loss on the sale of a portion of the Ecovation business, offset partially by the recovery of finds deposited into escrow as part of the Champion transaction. Please quantify for us the amount of litigation related charges you recognized and tell us the facts and circumstances that led to these charge. In providing your response please clarify whether the additional charges are related to any of the litigation matters disclosed in Note 15. In addition, with reference to your disclosures surrounding your escrow account activity, please explain how and why that activity impacted previously recorded asset and liability amounts as well as your results of operations.

Response

Of the $56.3 million net charge, $41.6 million is made up of litigation related charges, $13.9 million is made up of the loss on sale of the Ecovation business, with the remainder made up of other immaterial items, including the approximate $1 million Champion escrow settlement amount discussed below.

The litigation related charges were comprised of accruals and settlements of two class action lawsuits described previously on page 86 of our 2015 Form 10-K. As noted on page 86, the accruals and settlements were not material to our operations or financial position.

As disclosed on page 70 of our 2015 Form 10-K, during 2015, we reached a settlement of approximately $35 million regarding the indemnification obligations of Champion’s former stockholders. The recovered funds adjusted certain other asset and other liability positions of approximately $30 million on our Consolidated Balance Sheet, the largest component of which was the reduction of approximately $25 million related to tax asset positions expected to be recovered, originally established during the Champion purchase accounting. Additionally, approximately $4 million was reflected in selling, general and administrative expenses, with the remaining approximate $1 million recorded in special (gains) and charges.

Fair Value Measurements, page 75

5.            We note from the disclosure included on page 67 that the company recognized an impairment of $24.7 million of certain production equipment and buildings within one of the Company’s US plants during the year ended December 31, 2014. Please revise the notes to your financial statements to include all disclosures required by ASC 820-10-50-5 for assets and liabilities remeasured to fair value on a nonrecurring basis.

Response

The carrying value of the assets prior to impairment was approximately $37 million, which subsequent to the impairment charge of approximately $25 million, reduced the carrying value to approximately $12 million. Due to the immaterial size of the remaining value in context to our total asset position of $18.6 billion, we did not include disclosures related to assets and liabilities remeasured to fair value on a non-recurring basis.

***

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filing, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

On behalf of the company, I thank you for your consideration of our responses. Should the Staff have further questions or comments or need any further information or clarification, please do not hesitate to contact me.

Sincerely,

/s/ Daniel J. Schmechel

Daniel J. Schmechel

Chief Financial Officer